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                                                                 Exhibit (a)(10)


The Chile Fund, Inc. (NYSE:  CH)

February 8, 2002

                              FOR IMMEDIATE RELEASE
                              ---------------------

Contact:  Investor Relations
          Credit Suisse Asset Management, LLC
          1-800-293-1232

          The Chile Fund, Inc. Announces Final Results of Tender Offer

     NEW YORK, February 8, 2002--The Chile Fund, Inc. (the "Fund") today announced that, in accordance with its tender offer which expired on February 4, 2002, it has accepted for payment 3,379,976 shares of common stock of the Fund at a price of $9.02 per share. A total of 9,723,675 shares were properly tendered; therefore, on a pro-rated basis, 34.76% of the shares so tendered by each tendering stockholder have been accepted for payment.

     The Chile Fund, Inc. is traded on the New York Stock Exchange under the trading symbol "CH". Credit Suisse Asset Management, LLC (New York) ("CSAM"), the Fund's investment adviser, is an indirect wholly-owned subsidiary of Credit Suisse Group ("CSG"). CSAM is the institutional asset-management and mutual-fund arm of CSG. As of September 30, 2001, CSAM managed over $75 billion in the U.S. and, together with its global affiliates, managed assets of over $268 billion in 14 countries. Credit Suisse Funds is the U.S. mutual-fund family of CSAM.

     Any questions or requests for assistance with respect to the tender offer may be directed to Georgeson Shareholder Communications Inc., the Information Agent for the offer, toll free at (800) 498-2621.

                                      * * *

February 8, 2002